UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 29, 2025

BARINTHUS BIOTHERAPEUTICS PLC

(Exact name of registrant as specified in its charter)

England and Wales	001-40367	Not Applicable
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

c/o Barinthus Biotherapeutics plc

20400 Century Boulevard, Suite 210

Germantown, MD 20874

United States of America

(Address of principal executive offices, including zip code)

(443) 917-0966

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trade Symbol(s)	Name of each exchange on which registered
American Depositary Shares	BRNS	The Nasdaq Global Market
Ordinary shares, nominal value £0.000025 per share*

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

*	American Depositary Shares may be evidenced by American Depositary Receipts. Each American Depositary Share represents one (1) ordinary share. Not for trading, but only in connection with the listing of the American Depositary Shares on The Nasdaq Global Market. The American Depositary Shares represent the right to receive ordinary shares and are being registered under the Securities Act of 1933, as amended, pursuant to a separate Registration Statement on Form F-6. Accordingly, the American Depositary Shares are exempt from the operation of Section 12(a) of the Securities Exchange Act of 1934, as amended, pursuant to Rule 12a-8.

Item 1.01	Entry into a Material Definitive Agreement.

Merger Agreement

The Combinations

On September 29, 2025, Barinthus Biotherapeutics plc, a public limited company organized under the laws of England and Wales (“Beacon”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among Beacon, Beacon Topco, Inc., a Delaware corporation and a direct wholly owned subsidiary of Beacon (“Topco”), Cdog Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Topco (“Merger Sub”), and Clywedog Therapeutics, Inc., a Delaware corporation (“Clywedog”).

The Merger Agreement provides that, among other things, upon the terms and subject to the conditions set forth therein (i) Topco will acquire the entire issued and to be issued share capital of Beacon pursuant to a scheme of arrangement (subject to any modification, addition or condition which (a) Beacon, Topco and Clywedog mutually agree and which (if required) is approved by the High Court of Justice of England and Wales (the “Court”) or (b) is otherwise imposed by the Court and mutually acceptable to Beacon, Topco and Clywedog, each acting reasonably and in good faith, in each case in accordance with the Part 26 of the United Kingdom Companies Act 2006 and the Merger Agreement (the “Scheme of Arrangement” and such transaction, the “Scheme Transaction”)), resulting in Beacon becoming a direct wholly owned subsidiary of Topco, and (ii) Merger Sub will merge with and into Clywedog, with Clywedog continuing as the surviving corporation and a direct wholly owned subsidiary of Topco in accordance with the Delaware General Corporations Law (the “Merger” and together with the Scheme Transaction, the “Combinations”, and, together with such other transactions contemplated by the Merger Agreement, the “Contemplated Transactions”). The Scheme Transaction will be consummated prior to the Merger.

At the effective time of the Scheme Transaction (the “Scheme Effective Time”), upon the terms and subject to the conditions set forth in the Merger Agreement, Topco will acquire each outstanding ordinary share of Beacon, with a par value £0.000025 per share (the “Beacon Ordinary Shares” and each such acquired Beacon Ordinary Share, a “Scheme Share”), which, for the avoidance of doubt, will include Beacon Ordinary Shares held by The Bank of New York Mellon (the “Depositary”) (or to the extent that the Depositary is not itself the registered holder of such shares that underly the American Depositary Shares of Beacon (the "Beacon ADSs"), each representing one (1) Beacon Ordinary Share, whichever nominee, custodian or other entity is the registered holder under the terms of the Deposit Agreement, dated as of April 29, 2021, among Beacon, the Depositary, and all holders from time to time of the Beacon ADSs, as may be amended from time to time), from the holders of Scheme Shares whose names appear in the register of members of Beacon at the Scheme Effective Time) in accordance with the provisions of the Scheme of Arrangement, and each Scheme Share will be converted into the right to receive (i) one (1) share of common stock, $0.0001 par value per share, of Topco (the “Topco Common Stock”) subject to and strictly in accordance with the terms of the Scheme of Arrangement plus (ii) cash in lieu of any fractional shares, rounded down to the nearest whole share. Following the Scheme Effective Time, Topco may in its discretion elect to commence a self-tender offer (“Self-Tender Offer”) to purchase up to $27,000,000 in shares of Topco Common Stock then issued and outstanding, which Self-Tender Offer, if elected, will be consummated prior to the Merger.

At the effective time of the Merger (the “Merger Effective Time”), subject to adjustment in accordance with the terms of the Merger Agreement, each share of common stock, $0.0001 par value per share, of Clywedog (the “Clywedog Common Stock”) and each share of Series Seed Preferred Stock, $0.0001 par value per share, of Clywedog (the “Clywedog Preferred Stock”, and together with the Clywedog Common Stock, the “Clywedog Capital Stock”), other than Clywedog Capital Stock held as treasury stock or owned by Topco or Merger Sub immediately prior to the Merger Effective Time, will be converted solely into the right to receive (i) 4.358932 of shares of Topco Common Stock plus (ii) cash in lieu of any fractional shares, rounded down to the nearest whole share.

Upon the closing of the Merger (the “Closing”), Clywedog stockholders will own approximately 66% of the combined company and Beacon shareholders will own approximately 34% of the combined company.

Treatment of Beacon Equity Awards

At the Scheme Effective Time, and in compliance with and subject to the terms and limitations set out in the Merger Agreement:

•	each option to acquire Beacon Ordinary Shares or Beacon ADSs under Beacon’s equity plans (each such option, a “Beacon Option”), other than a Beacon EMI Option (as defined below), that is outstanding as of immediately prior to the Scheme Effective Time will cease to represent a right to acquire Beacon ADSs or Beacon Ordinary Shares, as applicable, and be converted into an option to acquire shares of Topco Common Stock and assumed by Topco on the same terms and conditions (including applicable vesting and exercisability conditions) as were applicable to such Beacon Option immediately prior to the Scheme Effective Time, except for terms rendered inoperative by reason of the Contemplated Transaction;

•	Beacon will use reasonable endeavors to procure that each holder of an option to acquire Beacon Ordinary Shares granted under Beacon’s EMI Share Option Scheme (each, a “Beacon EMI Option”) outstanding prior to the record date of the meeting (and any adjournment, postponement or reconvention thereof) convened with the permission of the Court for the purpose of considering the Scheme of Arrangement validly exercises into Beacon Ordinary Shares or releases such Beacon EMI Option in full before the Scheme Effective Time such that any resulting Beacon Ordinary Shares will be treated as Scheme Shares for all purposes; and

•	each outstanding restricted share unit granted under Beacon’s equity plans (each such unit, a “Beacon RSU”), that is outstanding as of immediately prior to the Scheme Effective Time will cease to represent a right to receive a Beacon ADS or Beacon Ordinary Share, as applicable, and be converted into a right to receive a share of Topco Common Stock and assumed by Topco on the same terms and conditions (including applicable vesting conditions) as were applicable to such Beacon RSU immediately prior to the Scheme Effective Time, except for terms rendered inoperative by reason of the Contemplated Transactions.

Representations and Warranties; Covenants

The Merger Agreement contains customary representations, warranties and covenants made by each of Beacon, Topco, Merger Sub and Clywedog, including, among others, covenants by each of Beacon and Clywedog to conduct their respective businesses in the ordinary course of business and in material compliance with all applicable laws and certain contracts between the date of signing of the Merger Agreement and the Closing and prohibiting the parties from engaging in certain kinds of activities during such period.

Each of Beacon and Clywedog has also agreed to customary non-solicitation covenants that prohibit them from soliciting competing proposals or entering into discussions or negotiations or providing confidential information in connection with certain proposals for an alternative transaction, subject to certain exceptions set forth in the Merger Agreement. Under the terms of the Merger Agreement, the board of directors of Beacon or Clywedog may change its recommendation to its shareholders regarding the Contemplated Transactions in response to an unsolicited competing proposal that such board of directors determines is more favorable, from a financial point of view, to its shareholders than the Contemplated Transactions, or another intervening event as specified in the Merger Agreement, if such board of directors determines that the failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable law.

Conditions to the Combinations

The closing of the Contemplated Transactions is subject to the satisfaction or waiver of certain conditions, including, among other things: (i) the effectiveness of a registration statement to register the shares of Topco Common Stock to be issued in connection with the Combinations (the “Registration Statement”); (ii) the absence of any law or order that enjoins, prevents, prohibits, or makes illegal the consummation of the Combinations; (iii) approvals by Beacon’s shareholders of the Scheme Transaction and certain related matters, and sanction by the Court of the Scheme Transaction; (iv) approval by Clywedog’s stockholders of the Merger Agreement, the Merger and Contemplated Transactions; (v) the approval for listing by the Nasdaq Stock Market (“Nasdaq”) of the shares of Topco Common Stock issuable in the Combinations, subject to official notice of issuance; (vi) certain consents, clearances and expirations or terminations of waiting periods under applicable antitrust laws; (vii) the absence of a material adverse effect with respect to either party; (viii) the completion of the Self-Tender Offer to the extent that Topco elects to commence the Self-Tender Offer; (ix) minimum cash requirements for each party; and (xi) subject to certain materiality exceptions, the accuracy of the representatives and warranties of the parties contained in the Merger Agreement and the compliance by each party with the covenants contained in the Merger Agreement. As of the date of this report, the transaction is expected to close in the first half of 2026, subject to the satisfaction or waiver of these conditions.

Certain Other Terms and Conditions of the Merger Agreement

Topco will apply to list the shares of Topco Common Stock to be issued in the Combinations on Nasdaq effective immediately following the Merger Effective Time and, prior to the Closing, Beacon and Clywedog will take all actions necessary or appropriate to cause the size of the Topco board of directors (the “Topco Board”) to be increased to a number of directors as mutually agreed; provided that Beacon will have the right to specify designees representing at least 1/3 of the Topco Board and that Clywedog will have the right to specify designees representing at least 2/3 of the Topco Board. A majority of the members of the Topco Board will be independent directors, as defined by the applicable rules of Nasdaq and Section 10 of the Securities Exchange Act of 1933, as amended (the "Exchange Act"), and the members of the Topco Board will collectively meet all other requirements of regulatory and exchange listing rules.

Termination

The Merger Agreement may be terminated by mutual written consent of Beacon and Clywedog. The Merger Agreement also contains certain termination rights for either of Beacon or Clywedog, including, among others, if (i) the closing date will not have occurred by September 29, 2026, subject to up to a 60 day extension if the U.S. Securities and Exchange Commission (the “SEC”) has not declared effective the Registration Statement by July 31, 2026, (ii) a governmental authority of competent jurisdiction has issued a final, non-appealable order prohibiting the Contemplated Transactions, (iii) the required Beacon shareholder approval or Clywedog shareholder approval is not obtained in accordance with the Merger Agreement, (iv) the Scheme of Arrangement is not sanctioned by the Court, or (v) another party breaches or fails to perform in any material respect any of its covenants or any of the other party’s representations or warranties are inaccurate and such breach, failure to perform or inaccuracy would result in certain of the closing conditions not being satisfied, subject to a cure period.

In addition, either Beacon or Clywedog may terminate the Merger Agreement in certain additional limited circumstances, including if prior to obtaining the relevant shareholder approvals, the other party’s board of directors changes its recommendation of the Contemplated Transactions to its shareholders or the other party's board of directors authorizes such party to enter into an agreement providing for an alternative acquisition that constitutes a superior offer, subject to the additional terms and conditions set forth in the Merger Agreement.

Other Information

The foregoing description of each of the Merger Agreement, the Scheme of Arrangement, the Merger, the Self-Tender Offer, the other Contemplated Transactions and the Combinations do not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit 2.1 to this Current Report on Form 8-K, and which is incorporated herein by reference.

The Merger Agreement contains representations, warranties, covenants and agreements, which were made only for purposes of such agreement and as of specified dates. The representations and warranties in the Merger Agreement reflect negotiations between the parties to the Merger Agreement and are not intended as statements of fact to be relied upon by Beacon’s shareholders or Clywedog’s stockholders or any other person. In particular, the representations, warranties, covenants and agreements in the Merger Agreement may be subject to limitations agreed by the parties, including having been modified or qualified by certain confidential disclosures that were made between the parties in connection with the negotiation of the Merger Agreement, and having been made for purposes of allocating risk among the parties rather than establishing matters of fact. In addition, the parties may apply standards of materiality in a way that is different from what may be viewed as material by investors. As such, the representations and warranties in the Merger Agreement may not describe the actual state of affairs at the date they were made or at any other time and you should not rely on them as statements of fact. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, and unless required by applicable law, Beacon undertakes no obligation to update such information.

Voting and Support Agreements; Lock-Up Agreements

Concurrent with the execution of the Merger Agreement, (i) certain shareholders of Beacon who together hold or control, in the aggregate, approximately 25% of the total outstanding share capital of Beacon, have entered into a voting and support deed (each, a “Beacon Voting Deed”) with Clywedog, pursuant to which each such Beacon shareholder has agreed to, among other things, and subject to the terms and conditions set forth in the Beacon Voting Deed, vote (or have voted on their behalf) all of the shares in the share capital of Beacon held by such shareholder (a) in favor of all resolutions to approve and give effect to the Scheme Transaction and certain related matters and any matter necessary to implement the Contemplated Transactions and (b) against certain proposals or actions that would reasonably be expected to prevent the consummation of the Contemplated Transactions; and (ii) certain stockholders of Clywedog who together hold or control, in the aggregate, 100% of the voting power of Clywedog, have entered into a voting and support agreement (each, “Clywedog Voting Agreement,” and, together with the Beacon Voting Deeds, the “Voting Agreements”) with Beacon, pursuant to which each such stockholder has agreed to, among other things, and subject to the terms and conditions set forth in the Clywedog Voting Agreement, vote (or have voted on their behalf) all of their shares of capital stock of Clywedog (a) in favor of adopting and approving the Merger Agreement, the Merger and the Contemplated Transactions and certain related matters and (b) against certain proposals or actions that would reasonably be expected to prevent the consummation of the Contemplated Transactions.

In addition, concurrently with the execution of the Merger Agreement, certain officers, directors and shareholders of Clywedog, who, as a result of the Combinations, will become shareholders of Topco, and certain officers and directors of Beacon that will continue as officers or directors of Topco entered into lock-up agreements with Topco (each, a “Lock-Up Agreement”), pursuant to which such persons have agreed not to transfer any of the shares of Topco Common Stock to be received by such person, subject to specified exceptions as set forth in the Lock-Up Agreement, for a period of six (6) months following the closing date of the Merger Agreement.

Other Information

The foregoing description of each of the Voting Agreements and the Lock-Up Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the form of the Beacon Voting Deed, the form of the Clywedog Voting Agreement, and the form of the Lock-Up Agreement, which are filed as Exhibit 10.1, Exhibit 10.2 and Exhibit 10.3, respectively, to this Current Report on Form 8-K, and each of which are incorporated herein by reference.

Item 7.01.	Regulation FD Disclosure.

On September 30, 2025, Beacon and Clywedog issued a joint press release announcing execution of the Merger Agreement and the Contemplated Transactions. The press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K and incorporated into this Item 7.01 by reference.

The information in this Item 7.01, including Exhibit 99.1 attached hereto, will not be deemed “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities of that section, nor will it be deemed incorporated by reference in any filing under the Securities Act of 1933, or the Exchange Act, except as expressly set forth by specific reference in such filing.

Additional Information and Where to Find It.

In connection with the proposed transaction, the combined company plans to file with the SEC and mail or otherwise provide to Beacon’s investors and security holders the Registration Statement. BEACON’S INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE AND ANY OTHER DOCUMENTS FILED BY BEACON WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION.

Investors and security holders may obtain a free copy of the Registration Statement and other documents that the combined company files with the SEC (when available) from the SEC’s website at www.sec.gov or at investors.barinthusbio.com.

Participants in the Solicitation.

Clywedog, Beacon and their respective directors, executive officers, other members of management, certain employees and other persons may be deemed to be participants in the solicitation of proxies from the security holders of Beacon in connection with the proposed transaction. Security holders may obtain information regarding the names, affiliations and interests of Beacon’s directors and executive officers in Beacon’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on March 20, 2025, and Beacon’s definitive proxy statement on Schedule 14A for its 2025 annual meeting of stockholders, which was filed with the SEC on April 25, 2025. To the extent holdings of Beacon’s securities by Beacon’s directors and executive officers have changed since the amounts set forth in such Annual Report on Form 10-K, such changes have been or will be reflected on subsequent Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. Additional information regarding the interests of such individuals in the proposed transaction will be included in the Registration Statement relating to the proposed transaction when it is filed with the SEC. These documents (when available) may be obtained free of charge from the SEC’s website at www.sec.gov and Beacon’s website at investors.barinthusbio.com.

No Offer or Solicitation.

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of federal securities laws, including the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Such statements are based upon current plans, estimates and expectations of management of Clywedog and Beacon, in light of historical results and trends, current conditions and potential future developments, and are subject to various risks and uncertainties that could cause actual results to differ materially from such statements. The inclusion of forward-looking statements should not be regarded as a representation that such plans, estimates and expectations will be achieved. Words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “likely,” “may,” “might,” “objective,” “ongoing,” “plan,” “predict,” “possible,” “potential,” “project,” “pursue,” “should,” “target,” “will,” “would” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. All statements, other than historical facts, including express or implied statements regarding the proposed transaction; the conversion of equity interests contemplated by the Merger Agreement; the issuance of shares of common stock of the newly formed combined company contemplated by the Merger Agreement, including the final exchange ratios; implementation of the proposed transaction through a UK scheme of arrangement and the merger of Clywedog into a wholly owned subsidiary of the combined company; the anticipated percentage of the combined company securities to be received by Clywedog and Beacon shareholders in connection with the proposed transaction; the expected timing of the closing of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction; the competitive ability and position of the combined company after completion of the proposed transaction; future events and anticipated results of operations; business strategies; the anticipated impact of the proposed transaction on the combined company business and future financial and operating results, including without limitation the expected cash runway of the combined company; the expected or estimated amount, achievability, sources, impact and timing of cost synergies and revenue, growth, operational enhancement, expansion and other value creation opportunities from the proposed transaction; and any assumptions underlying any of the foregoing, are forward-looking statements. Important factors that could cause actual results to differ materially from Clywedog’s and Beacon’s plans, estimates or expectations described in such forward-looking statements could include, but are not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect Clywedog’s and Beacon’s businesses and the price of their respective securities; (ii) uncertainties as to the timing of the consummation of the proposed transaction; (iii) the potential failure to receive, on a timely basis or otherwise, the required approvals of the proposed transaction, including stockholder approvals by both Clywedog’s shareholders and Beacon’s shareholders and the sanction of the High Court of Justice of England and Wales to the Scheme of Arrangement, and the potential failure to satisfy the other conditions to the consummation of the transaction, including the consummation of the Self-Tender Offer; (iv) that the proposed transaction may involve unexpected costs, liabilities or delays; (v) the effect of the announcement, pendency or completion of the proposed transaction on each of Clywedog’s or Beacon’s ability to attract, motivate, retain and hire key personnel and maintain relationships with customers, distributors, suppliers and others with whom Clywedog or Beacon does business, or on Clywedog’s or Beacon’s operating results and business generally; (vi) that the proposed transaction may divert management’s attention from each of Clywedog’s and Beacon’s ongoing business operations; (vii) the risk of any legal proceedings related to the proposed transaction or otherwise, or the impact of the proposed transaction thereupon, including resulting expense or delay; (viii) that Clywedog or Beacon may be adversely affected by other economic, business and/or competitive factors; (ix) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement relating to the proposed transaction; (x) the risk that restrictions during the pendency of the proposed transaction may impact Clywedog’s or Beacon’s ability to pursue certain business opportunities or strategic transactions; (xi) the risk that Clywedog or Beacon may be unable to obtain governmental and regulatory approvals required for the proposed transaction, or that required governmental and regulatory approvals may delay the consummation of the proposed transaction or result in the imposition of conditions that could reduce the anticipated benefits of the proposed transaction or cause the parties to abandon the proposed transaction; (xii) the risk that the anticipated benefits of the proposed transaction may otherwise not be fully realized or may take longer to realize than expected; (xiii) the impact of legislative, regulatory, economic, competitive and technological changes; (xiv) risks relating to the value of the combined company securities to be issued in the proposed transaction; (xv) the risk that integration of the proposed transaction post-closing may not occur as anticipated or the combined company may not be able to achieve the growth prospects expected from the transaction; (xvi) the effect of the announcement, pendency or completion of the proposed transaction on the market price of the ADSs of Beacon; (xvii) the implementation of each of Clywedog’s and Beacon’s business model and strategic plans for product candidates and pipeline, and challenges inherent in developing, commercializing, manufacturing, launching, marketing and selling potential existing and new products; (xviii) the scope, progress, results and costs of developing Clywedog’s and Beacon’s product candidates and any future product candidates, including conducting preclinical studies and clinical trials, and otherwise related to the research and development of Clywedog’s and Beacon’s pipeline; (xix) the timing and costs involved in obtaining and maintaining regulatory approval for Clywedog’s and Beacon’s current or future product candidates, and any related restrictions, limitations and/or warnings in the label of an approved product; (xx) the market for, adoption (including rate and degree of market acceptance) and pricing and reimbursement of Clywedog’s and Beacon’s product candidates and their respective abilities to compete with therapies and procedures that are rapidly growing and evolving; (xxi) uncertainties in contractual relationships, including collaborations, partnerships, licensing or other arrangements and the performance of third-party suppliers and manufacturers; (xxii) the ability of each of Clywedog and Beacon to establish and maintain intellectual property protection for their respective product candidates and products or avoid or defend claims of infringement; (xxiii) exposure to inflation, currency rate and interest rate fluctuations and risks associated with doing business locally and internationally, as well as fluctuations in the market price of the ADSs of Beacon; (xxiv) risks relating to competition within the industry in which each of Clywedog and Beacon operates; (xxv) the unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities; (xxvi) whether the termination of any of Clywedog’s or Beacon’s license agreements and/or collaboration agreements may impact the combined company ability to license in additional programs in the future and the risk of delays or unforeseen costs in terminating such arrangements; and (xxvii) Clywedog’s and Beacon’s response to any of the aforementioned factors. Additional factors that may affect the future results of Beacon are set forth in Beacon’s filings with the SEC, including Beacon’s most recently filed Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the SEC, which are available on the SEC’s website at www.sec.gov. See in particular Item 1A of each of Beacon’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 and Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2025 under the headings “Risk Factors.” The risks and uncertainties described above and in the SEC filings cited above are not exclusive and further information concerning Clywedog and Beacon and their respective businesses, including factors that potentially could materially affect their respective businesses, financial conditions or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements, and not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. Except as required by law, each of Clywedog and Beacon assumes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

Item 9.01.	Financial Statements and Exhibits.

Exhibit Number	Description

2.1*	Merger Agreement, dated as of September 29, 2025, by and among Barinthus Biotherapeutics plc, Beacon Topco, Inc., Cdog Merger Sub, Inc. and Clywedog Therapeutics, Inc.

10.1	Form of Beacon Voting and Support Deed.

10.2	Form of Clywedog Voting and Support Agreement.

10.3	Form of Lock-Up Agreement.

99.1	Joint Press Release of Beacon and Clywedog, dated as of September 30, 2025.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*	Exhibits and/or schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The registrant hereby undertakes to furnish supplementally copies of any of the omitted exhibits and schedules upon request by the SEC; provided, however, that the registrant may request confidential treatment pursuant to Rule 24b-2 under the Exchange Act for any exhibits or schedules so furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 30, 2025	Barinthus Biotherapeutics plc

	By:	/s/ William Enright
William Enright
Chief Executive Officer